
Mail Stop 7010

December 22, 2006

Via U.S. Mail

National Registered Agents, Inc. of NV
1000 E. William St., Suite 204
Carson City, NV 89701

> **Re:** **Genesis Holdings, Inc.**
> **Amendment to Registration Statement on Form SB-2**
> **Filed December 12, 2006**
> **File No. 333-137380**

Dear Mr. Pratte:

      We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed December 12, 2006

General

1.   We note your response to prior comment 5 and reissue the comment. The dealer obligation representation is necessary even if you do not to intend to deliver prospectuses prior to effectiveness.

2. We note that you are registering 1,500,000 shares that will be sold by one of the selling shareholders after the termination of the primary offering. Please disclose how you intend to enforce this arrangement. If you have entered into an agreement with the selling shareholder, please file it as an exhibit. Also given that the termination of the primary offering will constitute a material change, please confirm that you will file a post-effective amendment to this registration statement to disclose the completion of the primary offering.

3. In this regard, we note that the selling shareholder holds an 88% equity interest in the company and thus would appear to be a control person as set forth in Section 2(a)(11) of the Securities Act. It would appear then that this would constitute a delayed offering by the issuer. Tell us why you believe that you are eligible to conduct such an offering under Rule 415(a)(x) under Regulation C.

Risk Factors, page 2

4. We note your response to comment 16 and reissue the comment in part. Several of the risk factor headings do not provide meaningful information about the risks you describe. Ensure that each individual risk factor heading describes the facts giving rise to the risks and the risks associated to those facts.

5. Please revise the text of your risk factors to make them as specific to your company and operations as possible. For instance, revise the risk factor entitled "We currently have limited staff for operations" to specify that you only have one officer and one director and to disclose that your only officer spends ten hours per week in your operations.

6. We also note you include many risks factors that could apply to any business. Please revise to remove general risk factors that provide no meaningful disclosure. We note, for instance, the risk factor entitled "We may have further registration obligations."

Management may not run the company in a profitable manner, page 4

7. Please define the term "outside management." We note you have explained the meaning of the term in your response to prior comment 22.

Description of Business, page 13

8. You state here that you owe the Bankston Third Family Partnership approximately $1.2 million. Please tell us why this is not reflected on your balance sheets and footnote disclosures. Also explain why this loan is not reflected in related party discussions on page 21.

Plan of Operations, page 16

9.   Please disclose whether you have sufficient cash for the next twelve months to implement your plans of operation.

Directors, Executive Officers, Promoters and Control Persons, page 19

10.   You disclose that Mr. Jason Pratte is currently the chief executive officer of Aerobic Life. Please disclose whether Aerobic Life is the same as Aerobic Life Industries, Inc., which name was later changed to Diagnostic International, Inc. If not, please describe the relationship, if any, between Aerobic Life and Diagnostic International, Inc.

11.   We also note that you have not disclosed the fact that Mr. Pratte was the president of Diagnostic International, Inc. Please revise. Ensure that your biographical sketches for the named officer and director provide the information required by Item 401(a)(4) of Regulation S-K for the last five years.

12.   Please provide objective third party support for the statement that "Aerobic Life is one of the nation's largest distributors of dietary supplements to single location and small chain health food stores."

Security Ownership of Certain Beneficial Owners and Management, page 22

13.   Please explain why the sum of the amounts held by the named individuals does not add up.

Exhibit 5.1

14.   You indicate in your response to prior comment 45 that the opinion addresses the laws of the applicable jurisdiction. We note, however, that you are opining only as to the effect of the federal laws of the United States and the Nevada Business Corporation Act and that your opinion excludes applicable provisions of the Nevada Constitution and judicial decisions interpreting the applicable laws. Please obtain a new opinion addressing all the applicable laws.

Pro Forma Financial Statements

15.   Add the introductory paragraph required by Regulation S-X, Rule 11-02(b)(2).

16.   Additionally, please reconsider the financial statements you are presenting after reviewing the requirements of Regulation S-X, Rule 11-02(c). For example, it appears that a balance sheet may no longer be required pursuant to Rule 11-02(c)(1) since your historical September 30, 2006, balance sheet reflects the transaction.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: A. Sifford
S. Eisen
C. Moncada-Terry

VIA FACSIMILE
Stephen R. Boatwright
Keller Rohrback, PLC
602-248-2822